Exhibit (c)(v)

MEDIA RELEASE
Embargo: 4:30pm AEST
10 December 2008

QTC announces mid-year review of its 2008-09 Indicative Borrowing Program

Queensland Treasury Corporation (QTC), the Queensland Government’s central financing authority and financial risk management adviser, has revised its estimated borrowing requirement for the 2008–09 financial year down by $284 million to $16,048 million, following yesterday’s release of the Queensland State Budget Mid-Year Fiscal and Economic Review (www.treasury.qld.gov.au).

The borrowing estimate comprises $6,667 million required to refinance maturing debt (principally the July 2009 Benchmark bond) and net $9,381 million to meet the capital works and asset procurement requirements of the Queensland public sector. (See attachment for further details.)

Capital works expenditure is forecast to increase by $458 million over the 2008-09 Budget, largely as a result of some planned capital works previously scheduled for 2007-08 now occurring in 2008-09 and the outyears. Funding will be met from excess liquidity, which was previously built-up as a result of the global credit crisis.

Capital expenditure in the State this year, including local authorities, is expected to be more than $20 billion, with the debt portion of $13.1 billion to be funded by QTC.

Review of 2008–09 funding activity to December 2008

Despite the uncertainty in the financial markets, including the Australian Government’s changes to Interest Withholding Tax laws and the implementation of the government guarantee of bank wholesale funding, investor demand for QTC A$ benchmark bond lines was evident over the past 6 months and provided the majority of funding. Demand for QTC’s commercial paper remained strong as investors continued to seek high credit quality assets in an uncertain global market environment.

QTC’s current raisings towards its 2008–09 borrowing requirement are approximately $13,000 million. The balance of approximately $3,000 million required to meet the total funding requirement will be raised through the issuance of a mix of benchmark bonds, MTNs and commercial paper, contingent on pricing and prevailing market conditions.

GPO BOX 1096, BRISBANE QLD AUSTRALIA 4001

TELEPHONE 07 3842 4600 — FAX 07 3221 4122

www.qtc.com.au

It is estimated that the change in outstandings for QTC’s funding facilities over the first half of 2008-09 financial year will be as follows:

Funding facility	30 June 2008	31 December 2008		Change
	A$M	A$M (estimate)		A$M (estimate)
Domestic benchmark bond	26,275	32,459		6,184
Global benchmark bond	14,380	14,622		242
Capital indexed bond**	583	731		148
Domestic non-benchmark bond	595	605		10
Euro medium-term note (MTN)	418	818		400
Commercial paper	1,467	3,834		2,367

Total	43,718	53,069	(estimate)	9,351	(estimate)

**	includes capital indexation

Outlook for future funding requirements

Looking forward, it is anticipated that future QTC borrowing programs will continue to reflect the Queensland Government’s ongoing commitment to significant investment in the development of the State’s infrastructure.

QTC’s indicative borrowing program for the 2009–10 financial year is scheduled for release in June 2009.

ENDS

For further enquiries, please contact:

Richard Jackson, General Manager, Financial Markets Ph: +61 7 3842 4789

Mike Gibson, Senior Portfolio Manager, Funding Ph: +61 7 3842 4775

QTC Media Release attachment (10 December 2008)

QTC 2008-09 Indicative Borrowing Program

Mid Year Update

Borrowing details	2008-09 Mid-year Update	2008-09 Original
	A$M	A$M
Refinancing of maturing debt:
A$ benchmark bonds	0	0
A$ non-benchmark bonds	69	69
Medium-term notes (MTNs)	0	0
Commercial paper[1]	1,457	1,457

Total maturing debt	1,526	1,526

Adjustments:
Prefunding of Jul 2009 Benchmark Bond maturity	5,741	5,741
Principal repayments from QTC customers	(600)	(600)

Total refinancing	6,667	6,667

New borrowing:
Capital works and asset procurement	13,081	12,365
Funding in advance of customer borrowings	(3,700)	(2,700)

Total new borrowing	9,381	9,665

TOTAL BORROWING PROGRAM[2]	16,048	16,332

1.	Estimated commercial paper outstanding as at 30 June.
2.	Funding activity may vary depending upon actual customer requirements, the State’s fiscal position and financial market conditions.